UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD AND SILVER CORP.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69924P102

(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York NY 10036
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69924P102

	1.	Names of Reporting Persons.

FCMI FINANCIAL CORPORATION

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) WC

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

	6.	Citizenship or Place of Organization

ONTARIO, CANADA

		7.	Sole Voting Power

-0-

Number of Shares Beneficially Owned by Each Reporting Person With
		8.	Shared Voting Power

24,000,000

		9.	Sole Dispositive Power
-0-

		10.	Shared Dispositive Power

24,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

24,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11)

25.4%

14.	Type of Reporting Person

CO

CUSIP No. 69924P102

1.	Names of Reporting Persons.

ALBERT D. FRIEDBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

CANADA

		7.	Sole Voting Power

-0-

Number of Shares Beneficially Owned by Each Reporting Person With
		8.	Shared Voting Power

24,000,000

		9.	Sole Dispositive Power

-0-

		10.	Shared Dispositive Power

24,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

24,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11)

25.4%

14.	Type of Reporting Person

IN

The Statement on Schedule 13D dated and filed March 23, 2009, as amended by Amendment No. 1 dated and filed May 28, 2009 and Amendment No. 2 dated and filed July 21, 2009 (as so amended, the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), and Albert D. Friedberg (collectively with FCMI, the “Filing Persons”), relating to the common stock, $0.001 par value (the “Common Shares”), of Paramount Gold and Silver Corp., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 3. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended by the addition of the following information:

On July 20, 2009, the Issuer announced that it had entered into a binding letter agreement (the “Letter Agreement”) with Klondex Mines Ltd., a Canadian company listed on the Toronto Stock Exchange and also quoted in the Pink Sheets (“Klondex”) providing, inter alia, that the Issuer will combine with Klondex pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Transaction”). The Letter Agreement states that the Issuer and Klondex will negotiate in good faith a definitive agreement to reflect the Transaction (the “Definitive Agreement”) which will incorporate the terms of the Letter Agreement together with the additional customary provisions, but that the Letter Agreement is a binding and enforceable agreement of the parties and will remain binding and enforceable until the earlier of the date it is terminated in accordance with its terms or the date it is superseded by the Definitive Agreement. The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, which is an exhibit to the Issuer’s Current Report on Form 8-K filed July 22, 2009.

On August 5, 2009, FCMI entered into a Support Agreement with the Issuer (the “Support Agreement”) relating to the Issuer’s proposed acquisition of Klondex. Pursuant to the Support Agreement, FCMI has agreed that:

(i)

it will vote all of the Common Shares it owns in favor of the Transaction or any Definitive Agreement entered into in respect of the Transaction, as the case may be, and any actions required in furtherance of the actions contemplated thereby;

(ii)

it will vote all of the Common Shares it owns to oppose any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of the Issuer under the Letter Agreement or any Definitive Agreement, as the case may be, if such breach requires shareholder approval;

(iii)	it will not solicit proxies or become a participant in a solicitation in opposition to or competition with the Issuer in connection with the Transaction;

(iv)

it will not assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Issuer in connection with the Transaction; and

(v)	it will not act jointly or in concert with others with respect to voting securities of the Issuer for the purpose of opposing or competing with the Issuer in connection with the Transaction.

The Support Agreement also provides that if FCMI acquires, or acquires beneficial ownership of, any Common Shares after execution of the Support Agreement, including any shares acquired upon exercise of the Warrants owned by FCMI (collectively, “New Shares”), such New Shares shall be subject to the Support Agreement. FCMI has also agreed that without the Issuer’s prior written consent, FCMI will not transfer, sell or offer to transfer or sell or otherwise dispose of or encumber any of the Common Shares owned by FCMI (including any New Shares).

The Support Agreement will terminate upon the earlier of:

(i)	the Issuer providing written notice of termination to FCMI;

(ii)	the termination of the Definitive Agreement in accordance with its terms; and

(iii)	the termination of the Letter Agreement in accordance with its terms without the Issuer and Klondex entering into a Definitive Agreement.

The foregoing description of the Support Agreement in this Item 6 is qualified in its entirety by reference to the full text of said agreement, a copy of which has been filed as an exhibit to this Schedule 13D (Amendment No. 3).

FCMI has also agreed that, subject to the negotiation of definitive terms and conditions and related definitive documentation, upon completion of the Issuer’s acquisition of Klondex, it will provide at least CDN$ 5 million and up to a maximum of CDN $15 million to fund future development at both the Issuer’s San Miguel (Mexico) Project and Klondex’s Fire Creek (Nevada) Project. The parties have not yet conducted any negotiation regarding the terms and conditions for any such financing.

Item 7.	Material to be Filed as Exhibits

The list of Exhibits in Item 7 is amended by the addition of the following exhibit:

Exhibit No.	Exhibit

99.7	Support Agreement dated August 5, 2009 between FCMI Financial Corporation and Paramount Gold and Silver Corp.

Signature

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2009

FCMI FINANCIAL CORPORATION

By:	/s/ Henry Fenig

Name:	Henry Fenig
Title:	Executive Vice President

/s/ Albert D. Friedberg

Albert D. Friedberg